WestPark Capital, Inc.

Suite 310, 1900 Avenue of the Stars

Los Angeles, CA 90067

United States of America

As representatives of the several underwriters

VIA EDGAR

October 20, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Kristin Lochhead Kate Tillan Jeffrey Gabor
Re:	Jupiter Wellness, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-239229)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby joins the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on October 21, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act, the undersigned wishes to advise you that it has effected the following distribution of the Company’s Preliminary Prospectus, dated September 4, 2020, through the date hereof:

Preliminary Prospectus dated October 13, 2020:

1,000 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

By WESTPARK CAPITAL, INC.

By:	/s/ Craig Kaufman
Authorized Representative

Acting on behalf of itself and as the

Representative of the several Underwriters